EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release March 21, 2002 STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to sell its Mölndal Mill to KLIPPAN of Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is selling its Mölndal Mill to KLIPPAN AB, a Swedish listed specialty paper company. This divestment is part of the Fine Paper division's asset restructuring programme to concentrate investment in large, cost-efficient mills. Accordingly, Stora Enso has for some time been seeking a buyer with a product range matching the Mölndal Mill's high quality range of graphic specialty papers. The buyer, KLIPPAN AB, is considered the ideal fit for Mölndal's product range.

The total value of the transaction is about EUR 25 million, comprising EUR 8 million for the shares in the company Stora Enso Mölndal AB and the balance for taking on the company's debt. Including the co-ordinated sale of land close to the mill to a third party, there will be no capital gain or loss on the sale, which is expected to be completed on 2 April 2002.

Mölndal's net annual fine paper production capacity with the current product range is some 80 000 tonnes (50 000 tonnes of multicoated fine paper and 30 000 tonnes of uncoated coloured and white paper). The mill also has some 40 000 tonnes per year of board sheeting capacity. The Mölndal Mill has some 400 employees, all of whom will be transferred to the new owner.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso Fine Paper is the world's second-largest producer of graphic papers and the sixth-largest producer of office papers. The main markets are Europe and North America. The product area has an annual production capacity of 3.8 million tonnes. Fine paper is used for document printing, commercial printing and high-quality books.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen

Title: Senior Executive Vice President, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen

Title: General Counsel